CONSENT OF QUALIFIED PERSON

Gregory Wortman P.Eng.
AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, Ontario L6H 6X7
Tel: (905) 403-3539
Fax: (905) 829 5401
Gregory.Wortman @amec.com

I, Gregory Wortman, P.Eng.. consent to the public filing of Sections 13 and 17 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the of the technical report titled "Galore Creek Project British Columbia NI 43-101 Technical Report on Pre-Feasibility Study" that has an effective date of 27 July 2011 (the "Technical Report").

I consent to extracts and a summary of the Technical Report in the NovaGold Resources Inc press release dated 27 July 2011, entitled "NovaGold Announces Prefeasibility Study Results for Galore Creek Project" and in the NovaGold Resources Inc press release dated 12 September 2011, entitled "NovaGold Files Galore Creek Prefeasibility Study Technical Report" (the "Press Releases").

I confirm that I read the Press Releasesand that they fairly and accurately represents the information in Sections 13 and 17, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the Technical Report that supports the disclosure.

"Signed and sealed"
Gregory Wortman P.Eng.

Dated: 12 September 2011

AMEC Americas Limited
2020 Winston Park Drive, Suite 700
Oakville, Ontario L6H 6X7
Tel (905) 829 5400
Fax (905) 829 5401	www.amec.com